METZGER & McDONALD PLLC
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635
September 2, 2010
Via EDGAR
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Cicely LaMothe, Branch Chief
          Jorge Bonilla, Staff Accountant

Re:	First Equity Properties, Inc. (Commission File No. 000-11777; CIK No. 0000726516)
- Form 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010; Response Letter dated August 20, 2010
Ladies and Gentlemen:
     On behalf of First Equity Properties, Inc., a Nevada corporation (the “Company”), this letter is being filed as correspondence uploaded on the EDGAR system on behalf of the Company in response to a letter of comment from the Staff of the Securities and Exchange Commission dated August 20, 2010. Schedule 1 annexed to this letter contains the response to the comment of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Vice President and Treasurer of the Company at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, Vice President First Equity Properties, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated August 20, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009 and
Forms 10-Q for the fiscal quarter ended March 31, 2010
and for the fiscal quarter ended June 30, 2010
First Equity Properties, Inc.
Commission File No. 000-11777
     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated August 20, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of First Equity Properties, Inc. (the “Company” or “FEPI”) as well as Forms 10-Q for the quarter ended March 31, 2010 and for the quarter ended June 30, 2010. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K
Note 1 — Notes receivable — Affiliated, page 30
     Comment/Observation No. 1. We note your substantial asset concentration as it relates to your notes receivables from two affiliated entities and your sole source of income consists of the interest on these receivables. We also note your disclosure on page 27 that any adverse conditions that could affect the financial condition of either of these two entities and specifically their ability to service debt obligation owed would have a severe material impact on your financial statements. Please tell us the consideration given to including the financial statements of these affiliated entities to reasonably inform investors about your exposure to these entities. Refer to SAB Topic 11 by analogy.
     Response to Comment/Observation No. 1. While the disclosures regarding the effect of any adverse financial conditions upon the entities which owe the Company money would have on the financial statements of the Company are accurate, we are not currently aware that any such conditions exist or are likely to exist in the near future. As the entities are “related parties” to the Company, management of the Company is generally aware of the related parties financial condition. It should also be noted that these entities are current in their obligations to the Company. Therefore, management of the Company does not consider it necessary at this time to provide financial information for those entities as supplementary information to the Company’s filings; nor does management of the Company believe any amendment to the Company’s filings is appropriate.

FIRST EQUITY PROPERTIES, INC.
ACKNOWLEDGMENT
     The undersigned, on behalf of First Equity Properties, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated August 20, 2010, do hereby acknowledge on behalf of the Company that:
     1. The Company is responsible for the adequacy and accuracy of disclosure in filings with the Securities and Exchange Commission (the “Commission”).
     2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
     3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 2nd day of September, 2010.

FIRST EQUITY PROPERTIES, INC.
By:	/s/ Gene S. Bertcher
Gene S. Bertcher, Chief Financial Officer